SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 2004

Commission File Number 000-50778

                                  Hemosol Corp.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X]
Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

The following is included in this Report on Form 6-K:

1. Press release, dated November 1, 2004.

Hemosol Corp. Announces Third Quarter 2004 Financial Results

Toronto, November 1, 2004 - Hemosol Corp. (NASDAQ: HMSL, TSX: HML) today announced financial results and reviewed operational highlights for the third quarter and nine-months ended September 30, 2004. The quarterly and year-to-date financial results of Hemosol Corp. are compared to those of its predecessor, Hemosol Inc., subsequently renamed LPBP Inc. after the completion of a Plan of Arrangement involving Hemosol Inc., its shareholders and MDS Inc. All amounts are expressed in Canadian currency unless otherwise stated.

During the third quarter of 2004 Hemosol Corp. had a net loss of $3.6 million, or ($0.06) per share, compared to a net loss of $4.0 million, or ($0.09) per share, in the same period of 2003. The net loss for the nine months ended September 30, 2004 was $5.7 million ($0.10 per share) versus $24.0 million ($0.52 per share) in the prior year. The decreased net loss for the three month period ended September 30, 2004 resulted from the recording of the future tax liability as a result of the Plan of Arrangement which was offset by non-cash stock based compensation expenses of $1.4 million. The decreased net loss for the nine months ended September 30, 2004, resulted primarily from cost savings measures implemented in 2003 and the recording of the future tax liability of $3.0 million which was offset by non-cash stock-based compensation expenses of $2.5 million.

"During the third quarter we continued to make progress in implementing the Cascade technology at our Meadowpine facility," said Lee Hartwell, President and Chief Executive Officer of Hemosol. "We expect to be in a position to manufacture and sell clinical material by the end of 2005. In the meantime we have finalized a contract manufacturing agreement with Organon Canada, which will allow us to begin generating revenue earlier in 2005."

Organon Canada is the pharmaceutical division of Akzo Nobel. The agreement, signed in early September, represents another major step in the Company's strategy to leverage its Meadowpine facility and bio-manufacturing expertise to produce high value biopharmaceutical products and more specifically validate the Company's experience and capability in the area of biologics manufacturing. As a result of this agreement, the Company has acquired a vial filling line to produce "Hepalean(R)" products for Organon. This vial filing line will also support the clinical stage of the Company's previously announced strategic alliance with ProMetic and the American Red Cross. Revenue from the Organon agreement is expected to contribute to reducing the Company's burn rate beginning in 2005.

Hemosol has entered into definitive license and strategic alliance agreements with ProMetic Life Sciences Inc. ("ProMetic"), for the separation of valuable therapeutic proteins from human plasma. Hemosol is currently integrating the novel Cascade technology, developed by Prometic and the American Red Cross into its state-of-the-art Meadowpine facility and intends, upon completion, to sell the resulting products to customers, including the American Red Cross.

The American Red Cross has committed in principle to supply plasma to Hemosol and subsequently purchase therapeutic products isolated using the Cascade technology. Under the license Hemosol will have the right to the Cascade technology to manufacture therapeutic products from plasma on an exclusive basis in North America. The Company is currently negotiating a supply and purchase agreement with the American Red Cross. As a result of the strategic alliance agreement, ProMetic and Hemosol have also agreed to work together to generate revenues in the short term through technology transfer support and the supply of clinical trial material to other forthcoming licensees of ProMetic outside of North America.

HEMOLINK Update

Hemosol is nearing the completion of a series of non-clinical studies on HEMOLINK TM (hemoglobin raffimer). Based on the strength of these studies the next step will be to request a meeting with the U.S. Food & Drug Administration to define the future clinical path for HEMOLINK.

In addition to the ongoing analysis of data related to HEMOLINK, the Company continues to pursue a number of strategic opportunities with respect to the advancement of its pipeline of oxygen therapeutics and drug delivery and cell therapy programs as well as other opportunities related to the utilization of Meadowpine.

Further Financial Results

Total operating expenses for the quarter ended September 30, 2004 increased by 30% to $5.6 million from $4.3 million for the quarter ended September 30, 2003 bringing operating expenses for the nine months ended September 30, 2004 to $13.6 million compared with $21.6 million for the same period in the prior year. The decrease in operating expenses, partially offset by non-cash stock based compensation expenses of $2.5 million, resulted primarily from a cost savings plan implemented in April 2003, which reduced the average monthly cash used in operating expenses by approximately $2.0 million to the current average monthly cash used in operating expenses of approximately $1.2 million. The increase in operating expenses in the quarter resulted from non-cash stock based compensation expenses of $1.4 million.

The cash used in operating activities for the three-month period ended September 30, 2004 increased 31% to $3.4 million from $2.6 million for the quarter ended September 30, 2003. In spite of this quarterly increase, the cash used in operating activities for the nine months ended September 30, 2004 was $11.6 million compared to $23.7 million for the same period in the prior year. The significant decrease was a result of restructuring measures implemented in April 2003, specifically, a reduction in cost expenditures associated with HEMOLINK activity.

As of September 30, 2004 the Company had $8.2 million of cash and cash-equivalents and a further $1 million held in escrow related to the Plan of Arrangement. The Company expects that its average cash used in operating expenses for the fourth quarter of 2004 will be approximately $1.3 million per month. The Company expects that its cash resources will be sufficient to fund anticipated operating and capital expenditures into the second quarter of 2005, exclusive of milestone payments due under the ProMetic license agreement.

About Hemosol

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol is leveraging its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities. Hemosol has a broad range of novel therapeutic products in development, including HEMOLINK TM (hemoglobin raffimer), an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol is also developing next generation oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and liver cancers, and a cell therapy program initially directed to the treatment of cancer.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol's common shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".


Contact:    Jason Hogan
            Investor & Media Relations
            416 361 1331
            800 789 3419
            416 815 0080 fax
            ir@hemosol.com
            www.hemosol.com

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; Hemosol's ability to enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products and services; the degree of market penetration of Hemosol's products; Hemosol's ability to attract and retain clients for its bio-manufacturing services; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Financial Statements to follow.

HEMOSOL CORP [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAW OF ONTARIO
CONSOLIDATED BALANCE SHEETS
(unaudited)

                                                             SEPTEMBER, 30                 December, 31
(THOUSANDS OF CANADIAN DOLLARS)                                       2004                         2003
--------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash and cash equivalents                                            8,154                        8,125
Cash held in escrow                                                  1,000                          448
Prepaids and other assets                                              822                          735
Inventory                                                            1,232                        1,274
--------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                11,208                       10,582
--------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                  82,659                       83,881
Patents and trademarks, net                                          1,274                        1,368
License technology, net                                              5,095                        2,520
Deferred charges, net                                                  285                        2,026
--------------------------------------------------------------------------------------------------------
TOTAL OTHER ASSETS                                                  89,313                       89,795
--------------------------------------------------------------------------------------------------------
                                                                   100,521                      100,377
========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilities                             1,830                        3,394
Short-term debt                                                     20,000                       20,000
--------------------------------------------------------------------------------------------------------
Long term loan payable
TOTAL CURRENT LIABILITIES                                           21,830                       23,394
--------------------------------------------------------------------------------------------------------

LONG TERM LIABILITIES


Minority interest                                                    5,557                            -
Future tax liability                                                   748                            -
--------------------------------------------------------------------------------------------------------
TOTAL LONG TERM LIABILITIES                                          6,305                            -
--------------------------------------------------------------------------------------------------------
                                                                    28,135                       23,394
--------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common shares                                                      311,668                      305,983
Warrants and options                                                13,332                       15,642
Contributed surplus                                                  9,125                        8,535
Deficit                                                           (261,739)                    (253,177)
--------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                          72,386                       76,983
--------------------------------------------------------------------------------------------------------
                                                                   100,521                      100,377
========================================================================================================

HEMOSOL CORP [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAW OF ONTARIO
CONSOLIDATED STATEMENTS OF LOSS
(unaudited)
                                                               3 MONTHS PERIOD ENDED                    9 MONTHS PERIOD ENDED
                                                          SEPTEMBER 30       September 30           SEPTEMBER 30      September 30
(THOUSANDS OF CANADIAN DOLLARS EXCEPT FOR SHARE DATA)             2004               2003                   2004              2003
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process                                        3,298              1,847                  7,905             7,560
   Regulatory and clinical                                         354                704                  1,007             5,464
Administration                                                   1,446              1,349                  3,614             5,036
Marketing and business development                                 284                125                    597             1,547
Support services                                                   224                251                    485             1,678
Foreign currency translation loss (gain)                            (3)                (2)                     6               283

-----------------------------------------------------------------------------------------------------------------------------------

Loss from operations before the following                        5,603              4,274                 13,614            21,568
Amortization of deferred charges                                   115              1,252                  1,823             3,747
Interest income                                                    (44)                 -                   (128)                -
Interest expense                                                   242                226                    746               448
Stock option expense                                                                    -                      -                 -
Deferred taxes                                                       -                  -                      -                 -
Net gain on Arrangement                                              -                  -                 (6,838)                -
Miscellaneous income                                                 -             (1,768)                   (50)           (1,768)
-----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and minority interest                   5,916              3,984                  9,167            23,995
Minority interest                                                 (424)                 -                   (680)                -
Provision for (recovery) of income taxes                             -
    Current                                                         50                  -                    150                 -
    Future                                                      (1,946)                 -                 (2,975)                -

-----------------------------------------------------------------------------------------------------------------------------------
Net loss for the period                                          3,596              3,984                  5,662            23,995
===================================================================================================================================
BASIC AND DILUTED LOSS PER SHARE                                  0.06               0.09                   0.10              0.52
===================================================================================================================================
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING [000's]                               57,146             46,103                 56,493            46,103
===================================================================================================================================


HEMOSOL CORP [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAW OF ONTARIO
CONSOLIDATED STATEMENTS OF DEFICIT
(unaudited)
                                                               3 MONTHS PERIOD ENDED                    9 MONTHS PERIOD ENDED
                                                          SEPTEMBER 30       September 30           SEPTEMBER 30      September 30
(THOUSANDS OF CANADIAN DOLLARS EXCEPT FOR SHARE DATA)             2004               2003                   2004              2003
-----------------------------------------------------------------------------------------------------------------------------------


Deficit, beginning of period                                   258,143            260,772                253,177           240,761
Net loss for the period                                          3,596              3,984                  5,662            23,995
Distribution                                                         -                  -                  2,900                 -
-----------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                         261,739            264,756                261,739           264,756
===================================================================================================================================

HEMOSOL CORP [A DEVELOPMENT STAGE COMPANY] - INCORPORATED UNDER THE LAW OF ONTARIO
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
                                                                  3 MONTHS PERIOD ENDED                  9 MONTHS PERIOD ENDED
                                                             SEPTEMBER 30     September 30          SEPTEMBER 30     September 30
(THOUSANDS OF CANADIAN DOLLARS)                                      2004             2003                  2004             2003
----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                            (3,596)          (3,984)               (5,662)         (23,995)
Add (deduct) items not involving cash
       Amortization of property plant and equipment                   536              604                 1,646            1,800
       Amortization of license technology                             100                -                   187                -
       Amortization of patents and trademarks                          28               21                    98               81
       Amortization of deferred charges                               115            1,252                 1,823            3,747
       Stock based compensation                                     1,411                -                 2,464                -
       Future tax liability                                        (1,946)               -                (2,975)               -
       Minority interest                                             (424)               -                  (680)               -
       Net gain on Arrangement                                          -                -                (6,838)               -
       Foreign currency translation (gain) loss                         3               (2)                   (6)             283

----------------------------------------------------------------------------------------------------------------------------------
                                                                   (3,773)          (2,109)               (9,943)         (18,084)
Net changes in non-cash working capital
    balances related to operations                                    369             (464)               (1,630)          (5,590)

==================================================================================================================================
CASH USED IN OPERATING ACTIVITIES                                  (3,404)          (2,573)              (11,573)         (23,674)
==================================================================================================================================

INVESTING ACTIVITIES
Patent and trademark costs                                              -              (92)                   (4)            (187)
Purchase of property, plant and equipment                            (169)            (172)                 (424)          (8,332)
Purchase of license technology                                          -                -                (1,502)               -
Proceeds from Arrangement, net of transaction costs                     -                -                12,898                -
Proceeds from short term investments                                6,965                -                     -                -

----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                     6,796             (264)               10,968           (8,519)
----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                                   -                -                   180                -
Proceeds from loan                                                      -            3,000                     -           16,000
Cash released from escrow                                               -                -                   448                -
Deferred charges                                                        -                -                     -              (29)
----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                   -            3,000                   628           15,971
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES ON CASH                                       (3)               2                     6             (283)
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and
   cash equivalents during the period                               3,389              165                    29          (16,505)
Cash and cash equivalents, beginning of period                      4,765              909                 8,125           17,579

----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            8,154            1,074                 8,154            1,074
==================================================================================================================================

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            HEMOSOL CORP.

                            By: /s/ LEE D. HARTWELL
                                --------------------------------------------
                                Name: Lee D. Hartwell
                                Title: President, Chief Executive Officer
                                       and Chief Financial Officer




Date: November 1, 2004